FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         4 February 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Trading Statement sent to the London Stock Exchange on (4 February 2003)






             mmO2 RECORDS BEST EVER QUARTER FOR MOBILE DATA GROWTH

mmO2 today recorded its best ever quarter for mobile data growth in the three months to the end of December 2002. The company broke previous records for text messaging (SMS) and has maintained its position as market leader in the UK, it doubled the number of GPRS active users across its territories and reported encouraging early progress for its new interactive services - Java games and multimedia messaging (MMS).

Peter Erskine, chief executive officer, mmO2, said: "Data as a proportion of service revenues increased to 17.7% from 15.6% in the last quarter, underpinning our leading position in this expanding market and ahead of our stated target of 16% of service revenues from mobile data by the end of this financial year."

Group-wide (UK, Germany, Ireland and the Netherlands), more than 2.2 billion text messages were sent in the three months ending 31 December 2002, an increase of 19% over the previous quarter. Half a billion text messages were sent by O2 UK customers during December and nearly 28 million messages delivered on New Year's Day. This is the largest volume of person-to-person messages handled by a UK operator in a single month.

mmO2 also reported an encouraging start to its portfolio of interactive services. Since launch, the company has added over 100,000 active customers for its Java games and MMS services, of which 80% are in the UK. Usage is expected to increase throughout 2003 with the introduction of full MMS interconnection between network operators and a greater choice of multimedia, colour-screen handsets.

MMS interconnect agreements with other network operators are being established by mmO2 across its territories. It recently announced the first such deals with Orange and

T-Mobile in the UK and O2 customers in Germany now have full interconnect with

T-Mobile, Vodafone and E-Plus.

In addition, mmO2 has continued to grow the use of its medium speed GPRS mobile data networks and significantly increased its active customer base to more than 200,000 at the end of December 2002.

Peter Erskine added: "We continue to see significant revenue potential in SMS, including person-to-person, premium and wholesale text messaging. This is being supported by initial growth in revenue generated from GPRS services as customers increasingly adopt new mobile data applications such as Java Games, MMS, mobile email and Internet access."

mmO2 Contacts:

David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 4 February 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary